UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A
Amendment No. 3
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

GRUPO FERROVIAL, S.A.
(Name of Subject Company)

FERROVIAL GROUP, S.A.
(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Spain
(Jurisdiction of Subject Company’s Incorporation or Organization)

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP No. of Class of Securities (if applicable))

JOSE MARÍA PÉREZ TREMPS
GRUPO FERROVIAL, S.A.
PRÍNCIPE DE VERGARA, 135
28002 MADRID, SPAIN
TELEPHONE: 011-34-91-586-2500

With a copy to:
MICHAEL J. WILLISCH
DAVIS POLK & WARDWELL LLP
PASEO DE LA CASTELLANA, 41
28046 MADRID, SPAIN
TELEPHONE: 011-34-91-768-9610
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Part One – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit No.
99.1*	Relevant Event Report (including Merger Plan) published by Cintra Concesiones de Infraestructuras de Transporte, S.A. and Grupo Ferrovial, S.A.

99.2**	Merger Plan published by Cintra Concesiones de Infraestructuras de Transporte, S.A. and Grupo Ferrovial, S.A.

99.3***
Relevant Event Report (including Announcement of Extraordinary General Shareholders' Meeting and Proposal for Resolutions of the Extraordinary General Meeting of Shareholders) published by Grupo Ferrovial, S.A.

99.4	Profile of the proposed Directors in Cintra Concesiones de Infraestructuras de Transporte, S.A.

99.5	Profile of the proposed Directors in Grupo Ferrovial, S.A.

99.6	Independent Expert’s Report

99.7	Report of the Directors of Grupo Ferrovial, S.A. regarding the Inverse Merger

99.8	Grupo Ferrovial, S.A.’s Inverse Merger Balance sheet

99.9	Auditors’ Report on Grupo Ferrovial, S.A.’s Inverse Merger Balance Sheet

99.10	Current Grupo Ferrovial, S.A.’s Bylaws

99.11	List of Current Directors of Grupo Ferrovial, S.A. and appointment dates

99.12	Identity of the proposed Directors in the Resulting Company (Cintra Concesiones de Infraestructuras de Transporte, S.A.)

99.13	Report of the Directors of Cintra Concesiones de Infraestructuras de Transporte, S.A. regarding the Inverse Merger

99.14	Cintra Concesiones de Infraestructuras de Transporte, S.A.’s Merger balance sheet

99.15	Auditors’ report on Cintra Concesiones de Infraestructuras de Transporte, S.A.’s Inverse Merger Balance sheet

99.16	Current Cintra Concesiones de Infraestructuras de Transporte, S.A. Bylaws

99.17	List of Directors of Cintra Concesiones de Infraestructuras de Transporte, S.A. and appointment dates

99.18	Identity of the proposed Directors in the Resulting Company (Cintra Concesiones de Infraestructuras de Transporte, S.A.)

* Previously furnished with Form CB filed with the Securities and Exchange Commission on July 31, 2009.

** Previously furnished with Form CB filed with the Securities and Exchange Commission on September 14, 2009.

*** Previously furnished with Form CB filed with the Securities and Exchange Commission on September 17, 2009.

Item 2.  Informational Legends

The required legends have been included in prominent portions of the Exhibits referred to in Item 1.

Part Two – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

Part Three – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Cintra Concesiones de Infraestructuras de Transporte, S.A. with the Securities and Exchange Commission on July 31, 2009.

Part Four – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2009

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.

By:	/s/ Javier Romero Sullá
	Name:	Javier Romero Sullá
	Title:	Secretary of the Board and Director of Legal Counseling